UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                          HORACE MANN EDUCATORS CORPORATION
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                     440327-10-4
                                    (CUSIP Number)

                                  Donald S. Scherer
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                     June 7, 1996
                            (Date of Event which Requires
                              Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
     Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of





     CUSIP NO. 440327-10-4           SCHEDULE 13D                   Page 2 of 19


     that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     Page 2 of 19
                           Exhibit Index Located on Page 18





     CUSIP NO. 440327-10-4           SCHEDULE 13D                   Page 3 of 19



       1   Name of Reporting Person                BK CAPITAL PARTNERS IV, L.P.

           IRS Identification No. of Above Person                    94-3139027
       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [x]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   1,196,900*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,196,900*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,196,900*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]

       13   Percent of Class Represented by Amount in Row 11              5.1%*


       14   Type of Reporting Person                                         PN


     *   See Item 5 below





     CUSIP NO. 440327-10-4           SCHEDULE 13D                   Page 4 of 19



       1   Name of Reporting Person              STINSON CAPITAL PARTNERS, L.P.

           IRS Identification No. of Above Person                    94-3432358
       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [x]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   1,196,900*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,196,900*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,196,900*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]

       13   Percent of Class Represented by Amount in Row 11              5.1%*


       14   Type of Reporting Person                                         PN


     *   See Item 5 below.





     CUSIP NO. 440327-10-4           SCHEDULE 13D                   Page 5 of 19



       1   Name of Reporting Person                THE CARPENTERS PENSION
                                                   TRUST FOR SOUTHERN
                                                   CALIFORNIA

           IRS Identification No. of Above Person                    94-6042875
       2   Check the Appropriate Box if a Member of a Group          (a)  [x]

                                                                     (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   1,196,900*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,196,900*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,196,900*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]

       13   Percent of Class Represented by Amount in Row 11              5.1%*


       14   Type of Reporting Person                                         EP


     *   See Item 5 below.





     CUSIP NO. 440327-10-4           SCHEDULE 13D                   Page 6 of 19



       1   Name of Reporting Person                INSURANCE COMPANY SUPPORTED
                                                   ORGANIZATIONS PENSION PLAN

           IRS Identification No. of Above Person                    25-6358211
       2   Check the Appropriate Box if a Member of a Group          (a)  [x]

                                                                     (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   1,196,900*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,196,900*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,196,900*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]

       13   Percent of Class Represented by Amount in Row 11              5.1%*


       14   Type of Reporting Person                                         EP


     *   See Item 5 below.





     CUSIP NO. 440327-10-4           SCHEDULE 13D                   Page 7 of 19



       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, L.P.

           IRS Identification No. of Above Person                    94-3205364
       2   Check the Appropriate Box if a Member of a Group          (a)  [x]

                                                                     (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                       -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   1,196,900*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,196,900*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,196,900*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]

       13   Percent of Class Represented by Amount in Row 11              5.1%*


       14   Type of Reporting Person                                     PN, IA


     *   See Item 5 below.





     CUSIP NO. 440327-10-4           SCHEDULE 13D                   Page 8 of 19



       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, INC.

           IRS Identification No. of Above Person                    94-2967812
       2   Check the Appropriate Box if a Member of a Group          (a)  [x]

                                                                     (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                       -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   1,196,900*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,196,900*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,196,900*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]

       13   Percent of Class Represented by Amount in Row 11              5.1%*


       14   Type of Reporting Person                                         CO


     *   See Item 5 below.





     CUSIP NO. 440327-10-4           SCHEDULE 13D                   Page 9 of 19



       1   Name of Reporting Person                             RICHARD C. BLUM

           S.S. No. of Above Person                                 ###-##-####
       2   Check the Appropriate Box if a Member of a Group          (a)  [x]

                                                                     (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]


       6   Citizenship or Place of Organization                             USA


                          7    Sole Voting Power                           -0-*

         NUMBER OF
          SHARES          8    Shared Voting Power                   1,196,900*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                      -0-*
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,196,900*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,196,900*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]

       13   Percent of Class Represented by Amount in Row 11              5.1%*


       14   Type of Reporting Person                                         IN


     *   See Item 5 below.





     CUSIP NO. 440327-10-4           SCHEDULE 13D                  Page 10 of 19


          Item 1.  Security and Issuer

          This Schedule 13D relates to shares of common stock (the "Common Stock") of Horace Mann Educators Corporation, a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is One Horace Mann Plaza, Springfield, IL 62715-0001.

          Item 2. Identity and Background

          This Schedule 13D is filed on behalf of BK Capital Partners IV, L.P., a California limited partnership ("BK IV"); Stinson Capital Partners L.P., a California limited partnership ("Stinson"); Insurance Company Supported Organizations Pension Plan ("ICSOPP"); The Carpenters Pension Trust for Southern California (the "Carpenters Trust"); Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc.

          BK IV and Stinson are each a California limited partnership whose principal business is investing in securities, and whose principal office is located at 909 Montgomery Street, Suite 400, San Francisco, California 94133. RCBA L.P. is the sole general partner of BK IV and Stinson and an investment adviser to The Carpenters Trust and ICSOPP.

          RCBA L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA L.P. is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The sole general partner of RCBA L.P. is RCBA Inc. The principal business office address of RCBA L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

                                                                 Principal
           Name and                                    Citizen-  Occupation
           Office Held           Business Address        ship    or Employment


           Richard C. Blum       909 Montgomery St.       USA    President and
           President, Chairman   Suite 400                       Chairman, RCBA
           and Director          San Francisco, CA               L.P.
           Nils Colin Lind       909 Montgomery St.     Norway   Managing
           Managing Director     Suite 400                       Director, RCBA
           and Director          San Francisco, CA               L.P.





     CUSIP NO. 440327-10-4           SCHEDULE 13D                  Page 11 of 19


                                                                 Principal
           Name and                                    Citizen-  Occupation
           Office Held           Business Address        ship    or Employment


           Jeffrey W. Ubben      909 Montgomery St.       USA    Managing
           Managing Director of  Suite 400                       Director of
           Investments           San Francisco, CA               Investments,
                                                                 RCBA L.P.
           Alexander L. Dean     909 Montgomery St.       USA    Managing
           Managing Director of  Suite 400                       Director of
           Investments and       San Francisco, CA               Investments,
           Director                                              RCBA L.P.

           George F. Hamel, Jr.  909 Montgomery St.       USA    Managing
           Managing Director of  Suite 400                       Director of
           Marketing             San Francisco, CA               Marketing,
                                                                 RCBA L.P.

           John H. Steinhart     909 Montgomery St.       USA    Managing
           Managing Director     Suite 400                       Director and
           and Chief             San Francisco, CA               Chief
           Administrative                                        Administrative
           Officer                                               Officer, RCBA
                                                                 L.P.
           Marc T. Scholvinck    909 Montgomery St.       USA    Managing
           Managing Director     Suite 400                       Director and
           and Chief Financial   San Francisco, CA               Chief
           Officer                                               Financial
                                                                 Officer, RCBA
                                                                 L.P.

           Peter E. Rosenberg    909 Montgomery St.       USA    Managing
           Managing Director of  Suite 400                       Director of
           Development and       San Francisco, CA               Development,
           Director                                              RCBA L.P.
           Michael Kane          909 Montgomery St.       USA    Managing
           Managing Director of  Suite 400                       Director of
           Investments           San Francisco, CA               Investments,
                                                                 RCBA L.P.

           Thomas L. Kempner     40 Wall Street           USA    Chairman, Loeb
           Director              New York, NY  10005             Partners
                                                                 Corporation,
                                                                 Investment
                                                                 Banking
                                                                 Business

           Donald S. Scherer     3 Embarcadero Center     USA    Howard, Rice,
           Secretary             Suite 700                       et al. (law
                                 San Francisco, CA               firm)
                                 94111





     CUSIP NO. 440327-10-4           SCHEDULE 13D                  Page 12 of 19


          The Carpenters Trust is a trust, governed by a board of trustees. Its principal office is located at 520 South Virgil Avenue, 4th Floor, Los Angeles, California 90020. The names of the executive officers and trustees of the Carpenters Trust, their addresses, citizenship and principal occupation are as follows:


                                                               Principal
          Name and                                    Citizen- Occupation
          Office Held        Business Address           ship   or Employment


          Kim Frommer,       22225 Acorn Street         USA    President,
          Trustee            Chatsowrth, CA 91311              Frommer Inc.
          Curtis Conyers,    419 W. Maple Ave.          USA    President,
          Jr., Trustee       Monrovia, CA 91016                Richard Lane
                                                               Company

          Richard Harris,    1717 West Lincoln Ave.     USA    General
          Trustee            Anaheim, CA 92801                 Manager,
                                                               Wesseln
                                                               Construction
                                                               Co., Inc.

          Ralph Larison,     1925 Water Street          USA    President,
          Trustee            Long Beach, CA 90802              Connoly-Pacific
                                                               Co.
          Bert Lewitt,       2901 28th Street           USA    President,
          Trustee            Santa Monica, CA 90405            Morley
                                                               Construction
                                                               Co.

          Ronald W. Tutor,   15901 Olden Street         USA    President,
          Co-Chairman,       Sylmar, CA 91342                  Tutor-Saliba
          Trustee                                              Corporation
          J.D. Butler,       412 Dawson Drive           USA    Treasurer, Gold
          Trustee            Camarillo, CA 93010               Coast District
                                                               Council of
                                                               Carpenters

          Douglas J.         101 Constitution Ave.,     USA    General
          McCarron,          N.W.                              President,
          Chairman, Trustee  Washington, D.C.                  United
                             20001                             Brotherhood of
                                                               Carpenters

          Bill Perry,        520 South Virgil Ave.      USA    Administrative
          Trustee            Los Angeles, CA 90020             Assistant,
                                                               Southern
                                                               California
                                                               District
                                                               Council of
                                                               Carpenters





     CUSIP NO. 440327-10-4           SCHEDULE 13D                  Page 13 of 19



                                                               Principal
          Name and                                    Citizen- Occupation
          Office Held        Business Address           ship   or Employment


          Buddy Self,        911 20th Street            USA    Business
          Trustee            Bakersfield, CA 91301             Manager,
                                                               Carpenters
                                                               Local Union 743
          James Bernsen,     520 South Virgil Ave.      USA    Secretary-
          Trustee            Los Angeles, CA 90020             Treasurer
                                                               Southern
                                                               California
                                                               District
                                                               Council of
                                                               Carpenters

          Kenneth Meister,   800 South Figueroa         USA    President,
          Trustee            St., #1000                        First Trade
                             Los Angeles, CA  90017            Union

          Fred Taylor,       341 Wardlow Road           USA    Financial
          Trustee            Long Beach, CA 90807              Secretary,
                                                               Carpenters
                                                               Local Union 630


          ICSOPP is a trust, governed by a board of trustees. The principal administrative office of ICSOPP is located at 1130 Connecticut Avenue, N.W., Washington, D.C. 20036. The name, business address and present principal occupation of each of the trustees and executive officers of ICSOPP are as follows:

                                                                  Principal
          Name and                                       Citizen- Occupation
          Office Held         Business Address             ship   or Employment


          Robert E. Vagley,   American Insurance           USA    President,
          Fiduciary           Association                         American
                              1130 Connecticut Ave.,              Insurance
                              N.W.                                Association
                              Washington, DC 20036
          Fred R. Marcon,     Insurance Services Office    USA    President,
          Fiduciary           7 World Trade Center                Insurance
                              New York, NY 10048                  Services
                                                                  Office

          Gail P. Norton,     Industrial Risk Insurers     USA    President &
          Fiduciary           85 Woodland Street                  CEO,
                              Hartford, Connecticut               Industrial
                              06102                               Risk Insurers





     CUSIP NO. 440327-10-4           SCHEDULE 13D                  Page 14 of 19


                                                                  Principal
          Name and                                       Citizen- Occupation
          Office Held         Business Address             ship   or Employment


          A. James Brodsky,   Insurance Company            USA    Director,
          Director            Supported Organizations             Insurance
                              Pension Plan and Trust              Company
                              1130 Connecticut Ave.,              Supported
                              N.W.                                Organizations
                              Washington, DC 20036                Pension Plan
                                                                  and Trust

                                         *   *   *

          To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3. Source and Amount of Funds or Other Consideration

          The source of funds for the purchases of securities was the working capital of the Reporting Persons.

          Item 4. Purpose of Transaction.

          The Reporting Persons acquired the Common Stock for investment purposes. Depending upon market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions and other factors, the Reporting Persons may, from time to time, dispose of some or all of the securities of the Issuer that they beneficially own.

          Other than as set forth in this statement, the Reporting Persons have no present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of Schedule 13D, or any agreement regarding such matters, although they may in the future take actions that would have such consequences.

          Item 5. Interest in Securities of the Issuer

          (a), (b) According to information furnished to the Reporting Persons by the Issuer, there were 23,448,831 shares of Common





     CUSIP NO. 440327-10-4           SCHEDULE 13D                  Page 15 of 19


          Stock issued and outstanding as of June 1, 1996. Based on such information, after taking into account the transactions described in Item 5(c) below, the following Reporting Persons report the following direct holdings and corresponding percentage interests in the Common Stock:
                                         Shares of
                                           Common           Percentage
           Name                         Stock Owned            Owned

           BK IV                            54,900             0.2%
           Stinson                          78,400             0.3%

           Carpenters Trust                793,500             3.4%

           ICSOPP                          119,300             0.5%
                                           _______             ____
                   Total                 1,046,100             4.5%
                                         =========             ====

          In addition, because RCBA L.P. has voting and investment power with respect to 150,800 shares that are legally owned by The Common Fund for the account of its Equity Fund ("The Common Fund"), those shares are reported as beneficially owned by RCBA L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

          Voting and investment power concerning the above shares are held solely by RCBA L.P. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 1,196,900 shares of the Common Stock, which is 5.1% of the outstanding Common Stock. As the sole general partner of RCBA L.P., RCBA Inc. is deemed the beneficial owner of the securities over which RCBA L.P has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.

          In addition, A. James Brodsky, who is identified in Item 2 above, beneficially owns 1,500 shares of Common Stock, but disclaims beneficial ownership of any shares held by the Reporting Persons.





     CUSIP NO. 440327-10-4           SCHEDULE 13D                  Page 16 of 19


          (c) During the last 60 days, the Reporting Persons purchased the following shares of Common Stock on the open market:

                Name        Trade Date       Shares      Price/Share

          BK IV              06-06-96        24,200       $32.13
          Stinson            06-06-96        48,400        32.13

          Carpenters         06-06-96        77,400        32.13
          Trust

          ICSOPP             06-06-96        24,200        32.13
          The Common Fund    06-06-96       125,800        32.13
                             06-07-96        25,000        32.38

          (d) and (e)   Not applicable.


          Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


          Item 7. Material to be Filed as Exhibits

          Exhibit A       Joint Filing Undertaking.





     CUSIP NO. 440327-10-4           SCHEDULE 13D                  Page 17 of 19


                                      Signatures

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          DATED:  June 12, 1996

          STINSON CAPITAL PARTNERS, L.P.      RICHARD C. BLUM & ASSOCIATES,
                                              L.P.
          By Richard C. Blum & Associates,
             L.P., its General Partner           By Richard C. Blum &
                                                    Associates, Inc., its
             By Richard C. Blum &                   General Partner
                Associates, Inc., its
                General Partner
                                                    By /s/ Donald S. Scherer
                                                       ________________________
                By /s/ Donald S. Scherer               Donald S. Scherer,
                   ________________________            Secretary
                   Donald S. Scherer,
                   Secretary
                                              RICHARD C. BLUM & ASSOCIATES,
                                              INC.
          THE CARPENTERS PENSION TRUST FOR
          SOUTHERN CALIFORNIA
                                              By /s/ Donald S. Scherer
          INSURANCE COMPANY                      ______________________________
          SUPPORTED ORGANIZATION                 Donald S. Scherer,
          PENSION PLAN                           Secretary

          By Richard C. Blum & Associates,
             L.P., its Investment Adviser     /s/ John H. Steinhart
                                              _________________________________
          By Richard C. Blum & Associates,    RICHARD C. BLUM
             Inc., its General Partner

                                              By John H. Steinhart
             By /s/ Donald S. Scherer         Attorney-in-Fact
                _______________________
                Donald S. Scherer,
                Secretary





     CUSIP NO. 440327-10-4           SCHEDULE 13D                  Page 18 of 19


                                     INDEX TO EXHIBITS


                                                            Sequentially
          Item                Description                   Numbered Page

          Exhibit A           Joint Filing Undertaking            19





     CUSIP NO. 440327-10-4           SCHEDULE 13D                  Page 19 of 19


                                         EXHIBIT A

                                 JOINT FILING UNDERTAKING

                The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-names parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each of such parties.

          DATED:  June 12, 1996

          STINSON CAPITAL PARTNERS, L.P.      RICHARD C. BLUM & ASSOCIATES,
                                              L.P.
          By Richard C. Blum & Associates,
             L.P., its General Partner           By Richard C. Blum &
                                                    Associates, Inc., its
             By Richard C. Blum &                   General Partner
                Associates, Inc., its
                General Partner
                                                    By /s/ Donald S. Scherer
                                                       ________________________
                By /s/ Donald S. Scherer               Donald S. Scherer,
                   ________________________            Secretary
                   Donald S. Scherer,
                   Secretary
                                              RICHARD C. BLUM & ASSOCIATES,
                                              INC.
          THE CARPENTERS PENSION TRUST FOR
          SOUTHERN CALIFORNIA
                                              By /s/ Donald S. Scherer
          INSURANCE COMPANY                      ______________________________
          SUPPORTED ORGANIZATION                 Donald S. Scherer,
          PENSION PLAN                           Secretary

          By Richard C. Blum & Associates,
             L.P., its Investment Adviser
                                              /s/ John H. Steinhart
             By Richard C. Blum & Associates, _________________________________
                Inc., its General Partner     RICHARD C. BLUM

                                              By John H. Steinhart
                By /s/ Donald S. Scherer,     Attorney-in-Fact
                   ________________________
                   Donald S. Scherer,
                   Secretary